

Manuel Bo · 3rd

Chief Operating Office (COO) en UNYQ

Greater Sevilla Metropolitan Area · 500+ connections ·

Contact info

UNYQ UNYQ

ThePowerMBA

Experience

UNYQ
3 yrs 9 mos



Chief Operating Office (COO)
Aug 2019 – Present · 1 yr 5 mos
Sevilla y alrededores, España



VP Supply Chain
Apr 2017 – Present · 3 yrs 9 mos
Sevilla y alrededores, España

Empresa dedicada a la fabricación de covers protésicos personalizados mediante impresión 3D

Responsable de Supply Chain (Producción, Calidad, Logística)



La Fonte Ardennaise
4 yrs 3 mos



Quality Manager
Mar 2014 – Apr 2017 · 3 yrs 2 mos
Sevilla Area, Spain

Grupo metalúrgico dedicado a la fabricación, mecanizado y ensamblaje de piezas de automoción en hierro fundido, con plantas repartidas por Francia, España y Serbia.

Responsable de los Departamentos de Calidad (ISO TS 16949) y Métodos, certifica ...see mor

Responsable de Método y PRL
Feb 2013 – Mar 2014 · 1 yr 2 mos
Guillena, Sevilla

Al frente de los departamentos de Métodos y PRL, y miembro del comité de Dirección, realizando la puesta en marcha de nuevos proyectos de clientes, industrialización de nuevas referencias, homologación de productos, implantación procedimientos de calidad en planta, optimización y mejora de procesos, etc...

Responsable de Compras de Materias Primas
Pinturas EUROTEX, S.A.
Jun 2009 – Jan 2013 · 3 yrs 8 mos
Sevilla Area, Spain

Industria química dedicada a la fabricación de pinturas y revestimientos, con una red de franquicias de venta a nivel nacional y fabricación directa a grandes superficies.

Responsable de Compra de Materias Primas y gestión de proveedores (SAP) para la ...see mor

Gerente
PARSUR, S.A.
Feb 2005 – Mar 2009 · 4 yrs 2 mos
Sevilla Area, Spain

A cargo de la gerencia de ésta empresa, pyme familiar auxiliar de la construcción, dedicada a l venta e instalación de pavimentos ligeros (parquet, tarimas, PVC, moqueta) así como a pequeñas reformas y otros productos de decoración. Clientes de muy diversa índole, desde organismos públicos a particulares, promociones, estudios de arquitectura, etc...

Responsable del Proyecto de Construcción de la Nueva Planta de Guillena
Fundiciones Caetano, S.A.
Jan 2001 – Feb 2005 · 4 yrs 2 mos

Empresa metalúrgica dedicada a la fabricación de piezas de hierro.

Dentro del Dpto. de Ingeniería, encargado de la supervisión y mejora de procesos de fabricación.   ...see mor

Education

ThePowerMBA

Master of Business Administration - MBA, Business Expert - Gestión y Administración de Empresas

2020

Instituto Internacional San Telmo

EMBA - Master en Economía y Dirección de Empresas

2006 – 2007

Universidad de Sevilla

Licenciado en Quimica

1993 – 1999

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Licenses & certifications

Certificado Capacidades Singularity Experts

Singularity Experts

Issued Jul 2020 · No Expiration Date

Credential ID CERT00488

See credential

Camino a la Excelencia en Gestión de Proyectos

Coursera Course Certificates

Credential ID PZPRZBSM8K83

See credential



